UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          FORM 10 - SB


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       Blue Star Coffee, Inc.
---------------------------------------------------------------------
         (Name of Small Business Issuer in its charter)


            Nevada                           88-0471353
---------------------------------   ---------------------------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


 500 N Rainbow Blvd,Ste 300,
       Las Vegas, NV                            89107
---------------------------------   ---------------------------------

(Address of principal executive              (zip code)
           offices)

Issuer's telephone number:    (503) 646-6134
                              --------------

Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so         Name on each exchange on which
          registered                  each class is to be registered
---------------------------------   ---------------------------------
---------------------------------   ---------------------------------
---------------------------------   ---------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized, 3,587,787 issued and outstanding as of March 31,2001.

Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued and outstanding as of March 31, 2001.

                        TABLE OF CONTENTS


Part I-----------------------------------------------------------------     3

 Item 1.  Description of Business--------------------------------------     3
 Item 2. Management's Analysis of Financial Condition and Plan of Operation---------------------------------------------------- 13
 Item 3.  Description of Property--------------------------------------    14
 Item 4. Security Ownership of Certain Beneficial Owners and Management--------------------------------------------------- 14
 Item 5. Directors and Executive Officers, Promoters and Control Persons------------------------------------------------------ 15
 Item 6.  Executive Compensation---------------------------------------    16
 Item 7.  Certain Relationships and Related Transactions---------------    17
 Item 8.  Description of Securities------------------------------------    17

Part II----------------------------------------------------------------    18

 Item 1.  Market Price of and Dividends on the Registrant's Common
          Equity and Related Stockholder Matters-----------------------    18
 Item 2.  Legal Proceedings--------------------------------------------    18
 Item 3.  Changes in and Disagreements with Accountants----------------    18
 Item 4.  Recent Sale of Unregistered Securities-----------------------    19
 Item 5.  Indemnification of Directors and Officers--------------------    19

Part F/S---------------------------------------------------------------    21

Part III---------------------------------------------------------------    33

 Item 1.  Index to Exhibits--------------------------------------------    33
 Item 2.  Description of Exhibits--------------------------------------    35

SIGNATURES-------------------------------------------------------------    36

INTRODUCTORY STATEMENT

Blue Star Coffee, Inc. ("Blue Star" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on a nationally recognized exchange. Under the current rules, in order to obtain such listing a company must be a reporting company under the Securities Act of 1934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-
looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.

                             Part I

Item 1.   Description of Business

A.Business Development

Blue Star Coffee, Inc., hereinafter referred to as the "Company" or "Blue Star," was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Nevada on July 28, 2000 (NV# C20370-00). The Articles of Incorporation of the Company authorized the issuance of twenty million (20,000,000) shares of $0.001 par value Common Stock and five million (5,000,000) shares of $0.001 par value Preferred Stock. As of March 31, 2001 The Company has issued approximately 3,587,787 shares of Common Stock to approximately eighty-nine
(89) shareholder of record.

The Company's objective is to become a leading specialty coffee retailer. The Company intends to achieve this goal by (i) consistently selling only the highest quality whole-bean specialty coffees and coffee beverages, (ii) providing a superior level of customer service, and (iii) utilizing a marketing strategy emphasizing the differences between the Company's products and those of its competitors. The Company believes that its commitment to quality will establish a high degree of customer loyalty and repeat business.

Blue Star so far has limited its operations to startup and development activities. In the approximately eight months of operation from July 28, 2000 (Date of Inception) to March 31, 2001, the Company generated no revenues and incurred a net loss of $57,441. The Company is considered a development stage company.

The  Company's executive offices are located at 500 North Rainbow
Blvd, Suite 300, Las Vegas, NV 89107, phone: (503) 646-6134.

The Company's fiscal year end is December 31.

B.Business of Issuer

(1)    Principal Products and Services and Principal Markets

Blue Star is a development stage company that plans to roast and sell specialty coffee beans to retail and wholesale customers. The Company's main focus will be on developing company-owned and franchised retail drive-through locations selling brewed coffee, espresso-based beverages (such as cappuccinos, lattes, mochas and espressos), Italian sodas, and various blended drinks through. To complement beverage sales, the company plans to sell pastries, cookies, light food items, whole bean coffee, and accessories.

Blue Star will differentiate itself from other specialty coffee producers by roasting its coffee beans following proprietary recipes. These proprietary roasting recipes will take into account the specific variety, origin, and physical characteristics of each coffee bean to maximize its unique flavor.

The Company's flavored coffees will be based on a "shot" of espresso. Prepared by a trained "barista" in a special machine from properly ground coffee beans at a certain temperature, such "shot" is roughly an ounce of pure coffee concentrate. When added to steamed milk that has reached a temperature of approximately 160 degrees Fahrenheit, that potent and flavorful coffee becomes what is known as "Latte." After the "Latte" is ready, any imaginable flavor can be added, from almond to walnut to apricot to strawberry.

By offering alternative selections and non-coffee beverages for people who do not drink coffee, the Company believes it can create an inclusive and welcoming atmosphere for all to enjoy and feel comfortable. The Company is currently evaluating new products and menu offerings, such as iced fruit smoothies, to appeal to non-coffee drinkers who seek a fresh alternative to coffee.

(2)    Distribution Methods of the Products or Services

Drive-Through Concept

The Company believes that its drive-through kiosk concept will offer customers a friendly and inviting setting that conveys a sense of convenience and efficient service. The concept - an evolutionary step in the specialty coffee industry - will capitalize on the increasing popularity of gourmet coffee. Drive-through kiosks will fulfill the consumers' desire for specialty coffee by offering the convenience of drive-through service. The Company's double-sided drive-through kiosks will target the suburban commuter looking for a serving of specialty coffee away from home.

The Company plans to give its kiosks a distinctive look by using a combination of easily recognizable colors. The Company believes that the distinctive look of its buildings will help the consumer to remember its name and its products, thereby resulting in a higher level of repeat business.

Expansion and Site Selection

The Company's expansion strategy is to open multiple kiosks in new markets where it believes it can make a major impact. The Company plans to open 10 new units in fiscal 2001, 12 units in fiscal 2002, and continue to expand to additional markets thereafter. The average cost to open one Company drive-through is approximately $150,000, including the costs of design, site selection, lease negotiation, improvements, equipment, beginning inventory, supervision, and permits. The markets targeted for expansion by the Company are in Northern California.

The Company's goal in new site selection is to locate its kiosks in high-traffic, high-visibility locations within areas that have appropriate demographics, other retail business use, and residential backup. The Company intends to enter new markets and place Company kiosks in such locations in order to enhance brand awareness, establish the Company's market presence, and accelerate sales. The Company believes that superior site selection is among the most critical elements influencing its long-term success. The Company will use a national firm to conduct demographic surveys to identify potential markets and the neighborhoods within those markets most likely to be receptive to Blue Star's operating concept and menu offerings.

The Company will develop proprietary site-selection criteria, which should enhance its competitive edge. By using such proprietary site-selection criteria, the company can limit its pursuit of new locations to the most promising street intersections. The criteria might include traffic count and average age of the people passing through a prospective location on a daily basis. The Company expects to attract about 0.5% of the cars that pass through a particular location on any given day. The Company has arrived at this conclusion based upon traffic figures and counts provided to it by the city of Eugene, OR. However, traffic counts vary greatly and depend on a variety of factors, and there can be no assurance at any time that any kiosk will attract 0.5% of the passing traffic.

The Company will use an Opening Strike Force (OSF) to assist in opening new units in new markets. Each OSF will generally consist of two individuals with experience as managers and trainers and skills that will enable them to instill in new employees the values that make up the Blue Star experience. These teams will operate a new unit until new managers can be trained and are fully familiar with Blue Star's operating procedures.

High Quality Fresh Proprietary Roasted Coffee

The Company will focus on the following two essential elements to deliver and serve the highest quality coffee: (1) using the finest quality green coffee beans and (2) ensuring that these coffee beans are freshly roasted, using proprietary recipes. The Company believes that its customers choose among retailers primarily on the basis of quality and convenience, and to a lesser extent, on price. The company will price its coffees, menu items, and retail goods at or above the prevailing high-end prices for these items in its markets. The products offered by the Company will be of the highest quality and would command a premium price based on value alone. The Company believes that specialty coffee consumers expect to pay a higher price for specialty food and beverage products and look with suspicion at products that are priced below the market. This strategy will differentiate the Company from many of its competitors that compete on a "price only" basis. The Company believes that its pricing strategy will protect the profit margins and allow the company to focus primarily on product quality and service to earn and retain customers.

The Company believes that its specifications for the selection, roasting, and delivery of coffee and coffee beverages are among the highest in the industry. The Company will set its roasting specifications for each variety of arabica bean, providing for roasting of the bean to the degree that accentuates the character of the individual coffee. Certain coffees have more fragile characteristics and need to be roasted more lightly in order to protect the integrity of that particular variety. Other coffees have stronger characteristics that overpower subtle nuances within that variety, which are enhanced by a darker level of roasting. Since coffee beans are an agricultural product that vary from plantation to plantation and season to season, the Company will review its roasting specifications regularly and, if necessary, will modify those specifications in order to bring each variety to its optimum potential.

Customer Service

The friendliness, speed, and consistency of service and coffee knowledge of the Company's employees are critical to developing Blue Star's brand identity and a loyal customer base. The Company will invest substantial resources in training employees in personalized customer service, sales skills, coffee knowledge, and beverage preparation. The store employees will receive ongoing customer service training as part of the Company's efforts to enable employees to take on increasing levels of responsibility within stores.

Community Support

The Company believes in the value of the communities it will serve. Supportive communities are critical to creation of loyal customer bases the Company seeks to attract. The Company has a policy of selecting a charitable organization that is important to the community that it plans to serve and donating the opening day's receipts to that cause. The Company believes that its charitable donation policy will foster long-term customer loyalty.

Merchandising and Marketing

Blue Star's marketing strategy is to differentiate its concept and to create brand-name recognition based on the quality of the Company's coffee products and the image of its kiosks as an efficient means to purchase a cup of coffee on the way to/from work. The Company will promote the distinctive qualities of its products, educate customers about various coffees and roasts, and deliver enthusiastic customer service. The Company is planning a comprehensive merchandising, marketing, and image-enhancing program featuring its logo on signs, interiors/exteriors, cups, packaging, promotional pieces, and literature. The program will aim at creating a distinctive brand image and brand awareness as well as providing the consumer with incentives for repeat business. A steady introduction of new coffee flavors, drink and food products should keep the concept fresh and drive incremental sales volume.

The Company will rely on the high visibility of its retail locations, word-of-mouth, public relations, local store marketing, and the inviting atmosphere of its kiosks to drive growth. The Company plans to conduct in-store coffee tastings, provide brewed coffee at local neighborhood events, donate coffee to local charities, and mail periodic announcements to neighborhood residents to announce a store opening or the introduction of a new product. The costs of these promotions are not anticipated to have a material impact on the Company's operating results.

For new markets, the Company will tailor its marketing strategy to the overall level of awareness and availability of specialty coffee in that market. The promotions will focus on the superior proprietary roast recipes and taste of Blue Star. In markets that are more knowledgeable of specialty coffees, the Company's advertising will focus on the superiority of its guaranteed freshly roasted products versus competitive specialty brands.

Advertising and Promotion

The Company plans to utilize print and other mass media advertising to expand brand awareness when Blue Star has achieved sufficient market penetration, to make such efforts cost-effective. The Company may advertise in local newspapers and radio. Broadcasting the Blue Star name will increase brand-name recognition and help reach the goal of establishing the Company in a market. Radio advertising can be effective, but is also expensive. Therefore, in order to optimize money spent on radio, the Company will concentrate on those stations that target specific demographic groups. The Company will maintain a modest advertising presence in local newspapers.

The Company intends to create and continually upgrade an Internet web site for the on-line public. Updates on the site will include recipes, history of coffee, coffee trivia and a question-and-answer section.

Free print public relations via press releases and unsolicited newspaper articles will play an important part in the Company's promotional efforts.

The Company will develop marketing promotions with the assistance of local advertising agencies. In the future, the Company may set aside up to 3% of sales for the advertising and promotional budget, which will finance the production of most marketing materials by outside contractors.

(3)    Status of Any Announced New Product or Service

Blue Star has not publicly announced any products or services except those mentioned elsewhere in this Registration Statement. Any and all statements, included in this Registration Statement, regarding the status of such products and services are incorporated herein by reference to such statements.

(4)      Competitive Business Conditions and the Issuer's
         Competitive Position

Overview

The Company's whole bean coffees compete directly against specialty coffees sold at retail level through supermarkets, specialty retailers, and a growing number of specialty coffee stores. The Company's coffee beverages compete directly against all restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts, and stores. A number of nationwide coffee manufacturers, such as Kraft General Foods, Proctor & Gamble, and Nestle, distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for the Company's coffees. Other specialty coffee companies including Starbucks, Seattle's Best Coffee, Bucks County, Brothers Gourmet Coffees, and Green Mountain Coffee Roasters, sell whole bean coffees in supermarkets and variety and discount stores. Thus, both the Company's whole bean coffees and coffee beverages compete indirectly against all coffees on the market.

In the coming years, the Company expects the sales of ready-to-serve coffees to grow due to a variety of factors, including (1) the growth in the number of two-income households; (2) a corresponding shift to foods consumed away from home; and (3) a further growth of coffee purchases from in-store brewers.

Market for Specialty Coffee

The U.S. coffee market consists of two distinct product segments:
(1) commercial ground roast, mass-merchandised coffee and (2) specialty coffees, which include gourmet coffees (premium grade arabica coffees sold in whole bean and ground form) and premium coffees (upscale coffees mass-marketed by the leading coffee companies). Blue Star competes in the latter segment, which, according to industry estimates, has been growing and gaining share of the overall coffee market in recent years.

Market research shows that when new consumers enter the specialty coffee market they begin by purchasing flavored coffees. By offering a wide selection of flavored and unflavored coffees, the Company believes, it can attractive a large amount of business and establish a loyal customer base.

The Company believes that several factors contribute to the increase in demand for gourmet coffee, including the following:

<PAGE

- greater consumer awareness of gourmet coffee as a result of its increasing availability;
- increased quality differentiation over commercial grade coffees by consumers;
- increased demand for all premium food products, including gourmet coffee, where the differential in price from the commercial brands is small compared to the perceived improvement in product quality and taste;
- ease of preparation of gourmet coffees resulting from the increased use of automatic drip coffee makers and home espresso machines; and
-  a decline in alcoholic beverage consumption.

The specialty coffee market in intensely competitive and may become more so because of generally low barriers to entry. The success of Starbucks and national media attention have created growth opportunities for specialty coffee retailing. The industry consists of a small number of large, well-capitalized companies and a large number of small, single-unit operators. The Company believes that, despite an increase in the number of specialty coffee stores, the market is highly fragmented and - with the exception of Starbucks with less than a fifth of all the retail locations - remains relatively unbranded. This fragmented competition is an opportunity for the Company. However, there are a growing number of significant national, regional, and local coffeehouse chains operating both owned and franchised outlets.

Blue Star believes that, as the specialty coffee market has matured, the following distinct niches have emerged: espresso/coffee bars, coffeehouses, and mall-based coffee stores. Espresso/coffee bars offer limited seating to facilitate quick customer turnover, are generally less than 1,200 square feet in size, and are usually located in densely populated urban areas. Coffeehouses are generally greater than 1,200 square feet in size, located in suburban areas, and encourage customers to linger and enjoy a more relaxed, comfortable atmosphere. Mall-based coffee stores place a heavier emphasis on the sale of flavored whole bean coffee and coffee-related merchandise. Based on the number of domestic retail coffee locations, Starbucks is the leader in the espresso/coffee bar niche, Gloria Jean's is the leader in the mall-based coffee store niche, Caffino, Inc. is the leader in the coffeehouse niche. There is presently no leader in the emerging drive-through niche.

Selected Competitors

Blue Star competes with a growing number of specialty coffee retailers including Starbucks, Seattle's Best Coffee, Barnie's, Coffee Beanery Ltd, Caribou, Peet's Coffee, and many others. The following list provides information on a few of Blue Star's competitors:

-     Starbucks  Coffee: A major factor in the  specialty  coffee
  market   is  Starbucks  (Nasdaqr:  SBUX),  based  in   Seattle,
  Washington.Since the company's founding in the early 1980's, it has grown to over 2,100 cafes and carts across the country. Average sales per unit are $805,000.00. Starbucks has no direct presence in the drive-through sector of the specialty coffee market.

- Gloria Jean's Coffee Bean Corporation: Gloria Jean's is a leading franchiser of kiosk cafes, which are located primarily in shopping malls. Founded in 1979, the Company is now owned by The Second Cup, Canada's largest specialty coffee retailer. Gloria
  Jean's  has  about  250  retail stores.   The  company  started
  franchising in 1986 and now has stores in 33 states, of which 80% are franchised units.

-      The   Coffee  Beanery,  Ltd.:  A  major  specialty  coffee
  franchiser, The Coffee Beanery has 175 stores in operation and sales of $l00 million. Its stores are located in malls and large office buildings.

- Barista Brava Coffee: Headquartered in Washington D.C., Barista Brava Coffee operates six cafes, two of which are franchised, in downtown and central business district locations. It is registered to sell franchises in Rhode Island, Maryland, New York, and Virginia.

- Quick'ava: Quick'ava is one of several coffee retailers that offer the same drive-through concept as Blue Star. Currently, the company operates 12 double-sided drive-throughs in New England. The average sales per unit are $520,000.00. Started in 1990 in Bingham, Massachusetts, the company claims to have 54 contractually committed units in New England.

-     Peet's  Coffee  & Tea: Peet's (Nasdaqr: PEET)  operates  56 coffee shops mostly in California.

- Diedrich Coffee: Diedrich roasts and sells specialty coffee beans for its retail and wholesale customers. Diedrich also sells brewed coffee, espresso-based beverages, and light food items through company-owned and franchised retail locations. In addition, the company has over 300 wholesale accounts with
  businesses   and  restaurant  chains,  such  as  Ruth's   Chris
  Steakhouses, El Torito, Claim Jumper, and Islands Restaurants. Diedrich Coffee acquired Coffee People in March 1999 and became the second largest specialty coffee company in the United States with annual system-wide sales of more than $150 million through 363 retail outlets in 38 states and seven countries.

-     Java Centrale competes in the cafe niche.  The company  was
  founded  in  1992 and operates cafes, kiosks, and carts.   Java
  Centrale has 24 cafes and 16 carts, half of which are franchised,
  based  in  Sacramento,  California.   It  claims  to  have  190
  franchises under contract in 14 states, primarily on the East and West coasts.

- Coffee Express is located in Bangor, Maine. They build and franchise coffee drive-throughs. The company currently has two drive-throughs in Bangor that are company-owned. In addition, there are franchised units in Brewer, Maine; Ellsworth, Maine; and Erie, Pennsylvania. They are approved for franchising in New York, Virginia, New Hampshire, Rhode Island, New Jersey, and Florida.

- Xpresso Coffee Cafe is located in Denver, Colorado and operates two company-owned and one franchised drive-throughs.
  However, they no longer offer franchises.

-    Caribou Coffee has approximately 137 retail locations in six states: Michigan, Ohio, North Carolina, Georgia, Illinois,  and
  Minnesota.   Caribou  also merchandises beans,  equipment,  and
  branded apparel.

Drive-Through Niche

The drive-through concept offers customers an opportunity to purchase morning coffee in a fast and convenient fashion during the morning rush in the comfort of their automobiles. The Company believes that the availability quality coffees and coffee beverages in convenient locations will result in great customer loyalty.

To the best of the Company's knowledge, there is no national data on the number of drive-through locations or the dollar size of the drive-through coffee kiosk niche. Using the Portland, Oregon, metropolitan area as a representative sample and extrapolating estimated consumption figures, the management estimates that the potential market for the drive-through delivery of specialty coffee could be as large as $5.0 billion dollars annually.

(5)    Raw Materials and Suppliers

The Company does not anticipate that it will depend on any one supplier to the extent that a disruption in the supply from one vendor to the Company could not be remedied quickly and cost-effectively. The Company plans to obtain its bakery goods from local vendors with reputation for superior quality.

Although most coffee trades in the commodity market, coffee of the quality sought by the Company tends to trade on a negotiated basis at a substantial premium above commodity coffee prices, depending upon the supply and demand at the time of purchase. Supply and price can be affected by multiple factors in the producing countries, including weather, political and economic conditions. In addition, green coffee prices have been affected in the past, and may be affected in the future, by the actions of certain organizations and associations that have historically attempted to influence commodity prices of green coffee through agreements establishing export quotas or restricting coffee supplies worldwide. The Company's ability to raise sales prices in response to rising coffee prices may be limited and the Company's profitability could be adversely affected if coffee prices were to rise substantially.

The Company plans to enter into fixed-price purchase commitments in order to secure an adequate supply of quality green coffee and bring greater certainty to the cost of sales in future periods. The Company believes, based on relationships with its suppliers, that the risk of non-delivery on such purchase commitments is remote.

As the future volume of sales warrants, the Company may, from time to time, enter into futures contracts to hedge price-to-be-established coffee purchase commitments with the objective of minimizing cost risk due to market fluctuations. The Company will not hold or issue derivative instruments for trading purposes. In accordance with SFAS No. 80 "Accounting for Futures Contracts," such futures contracts meet the hedge criteria and will be accounted for as hedges. Accordingly, gains and losses will be deferred and recognized as adjustments to the carrying value of the coffee inventory when purchased and recognized in results of operations as coffee products are sold. Gains and losses will be calculated based on the difference between the cost basis and the market value of the coffee contracts. The market risk related to coffee futures will be substantially offset by changes in the costs of coffee purchased.

(6)    Customers

The  Company plans to sell its products through company-owned and
franchised  drive-through  locations  to  retail  customers.   In
addition, the Company plans to establish wholesale accounts with businesses and restaurant chains.

Management of the Company believes that no disproportionately significant amount of business will come from any single customer in either category. Thus, the management does not expect Blue
Star's business to depend on any single customer.

(7)     Patents,  Trademarks, Licenses, Franchises,  Concessions,
        Royalty Agreements, or Labor Contracts

The Company believes that its success is dependent in part on its ability to establish a recognizable brand image. Management intends to rely primarily on trade secret and contractual agreements to establish and protect its potential proprietary rights. There can be no assurance that the steps taken by the
Company will be sufficient to prevent misappropriation of its proprietary rights or that the Company's competitors will not independently develop methods or operations that are substantially equivalent or superior to the Company's.

The Company currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8)    Government Approval of Principal Products or Services

Each retail location and roasting facility is and will be subject to licensing and reporting requirements by numerous governmental authorities. These governmental authorities include federal, state, and local health, environmental, labor relations, sanitation, building, zoning, fire, and safety departments. Difficulties in obtaining or failure to obtain the necessary licenses or approvals could delay or prevent the development or operation of a given retail location or roasting facility. Any problems that the Company may encounter in renewing such licenses in one jurisdiction may adversely affect the Company's licensing status on a federal, state, or local level in other relevant jurisdictions.

Blue Star will also be subject to federal regulation and certain state laws that govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on non-competition provisions and on provisions concerning the termination or non-renewal of a franchise. Some states require companies to register certain materials before franchises can be offered or sold in that state. The failure to obtain or retain licenses or approvals to sell franchises could adversely affect the Company's business, financial condition, and results of operations.

(9)    Effect of Existing or Probable Government Regulations

There   are   extensive  federal,  state,  and  local  government
regulations relating to the development and operation of food service outlets, including laws and regulations relating to

-    building requirements,
-    the preparation and sale of food,
-    cleanliness,
-    safety in the workplace, and
-    accommodations for the disabled.

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury, or other health concerns or operating issues stemming from one store or a limited number of stores, including stores operated by the Company's franchisees. The Company could incur significant liabilities if a lawsuit or claim results in a decision against it, or if litigation costs are excessive regardless of the outcome.

In addition to the laws and regulations relating to the food service industry, the Company is subject to Federal Trade Commission (FTC) regulations and state laws that regulate the offer and sale of franchises. The FTC's Trade Regulation Rule relating to Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures generally requires the Company to give prospective franchisees a franchise offering circular containing information prescribed by the rule. In addition, several states regulate the offer and sale of franchises and require registration of the franchise offering with state authorities. State laws that regulate the offer and sale of franchises and the franchiser-franchisee relationship exist in a substantial number of states. These laws generally require registration of the franchise offering with state authorities before making offers or sales and regulate the franchise relationship by, for example:

- requiring the franchiser to deal with its franchisees in good faith,
- prohibiting interference with the right of free association among franchisees,
-     prohibiting discrimination in fees and charges,
-     regulating the termination of the relationship,

-     requiring repurchase of inventories in some circumstances,
-     restricting non-renewal by the franchiser,
- limiting restrictions on transfers or inheritance of the franchisee's interests, and
- regulating placement of competing units that might adversely affect the franchisee's results.

The Company does not anticipate that these laws will prevent it from seeking franchisees in any given area. The Company believes that its operations will comply in all material respects with the FTC rule and state franchise laws. Any changes to the FTC rule, state franchise laws, or future court or administrative
decisions,   however,   could  affect  the  Company's   franchise
business.

The Company's relationship with its employees is also subject to regulation, including

-    minimum wage requirements,
-    anti-discrimination laws,
-    overtime and working conditions, and
-    citizenship requirements.

Many of the Company's employees will be paid hourly rates based upon federal and state minimum wage laws. A continuing trend in legislation increasing the minimum wage will result in higher labor costs for the Company and its franchisees. The Company cannot assure that it or its franchisees will be able to pass additional costs on to customers in whole or in part.

(10)   Research and Development Activities

As of the date of this Registration Statement, the Company has not incurred any research and development expenses and does not plan to incur any additional research or development expenses over the next twelve months. No research and development costs are or will be borne directly by customers.

(11)   Impact of Environmental Laws

The  Company's business will be subject to general laws and rules
regulating food preparation and the disposal of food waste.   The
Company is not aware of any other federal, state, or local environmental laws, which would affect its operations.

(12)   Employees

Excluding officers, the Company presently has no employees.

Every new retail location will require workers and managers.  The
Company plans to hire necessary staff from the pool of local labor in every location. The Company believes it will be able to retain and train personnel on competitive terms.

C.Reports to Security Holders

(1)  Annual Reports

Although  Blue Star has not been required to do so,  the  Company
intends   voluntarily  to  deliver  annual  reports  to  security
holders.   Such  annual  reports will include  audited  financial
statements.

(2)  Periodic Reports with the SEC

As of the date of this Registration Statement, Blue Star has not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, Blue Star will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

The public may read and copy any materials Blue Star files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2.Management's Analysis of Financial Condition and  Plan  of
       Operation

A.Management's Analysis of Financial Condition

This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

In the approximately eight months of operation from July 28, 2000
(Date of Inception) to March 31, 2001, the Company generated no revenues and incurred a cumulative net loss of $57,441.

The  Company's  loss  resulted entirely from  costs  of  start-up activities, including consulting fees and other general and administrative expenses. The Company mitigated the negative effect of high start-up costs on liquidity by paying for various services is stock instead of cash. The Company prepaid $72,100 of services by issuing a total of 550,000 shares of common stock.

The Company financed its operations during the period from July 28, 2000 to March 31, 2001 by issuing capital stock in exchange for cash and services. The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock. On July 29, 2000, Blue Star issued 2,167,000 shares of common stock to the three founders of the Company for cash of $30,100. On July 29, 2000, Blue Star issued 150,000 shares of common stock to GoPublicToday.com, Inc., in exchange for services rendered in the amount of $22,500. On September 21, 2000, Blue Star issued 100,000 shares of $0.001 par value common stock to GoPublicToday.com, Inc. in exchange for a non-interest bearing balloon note totaling $10,000 due and payable on September 21, 2001. Also on September 21, 2000, Blue Star issued 400,000 shares of common stock to Arrowhead Capital Management in exchange for services rendered in the amount of $49,600. On March 30, 2001, Blue Star closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 770,787 shares of its common stock at $0.15 per share to outside investors for cash in the total amount of $115,619. As of March 31, 2001, Blue Star had 3,587,787 shares of Common issued and outstanding held by 89 shareholders of record.

As of March 31, 2001, the Company had a working capital of $170,378, including $119,128 in cash.

B.Plan of Operation

As of the date of this Registration Statement, the Company has no retail locations. The Company anticipates opening two units in the immediate future in Sacramento, CA. Additionally, the Company is negotiating for three future locations in the

Sacramento area and another two units in selected Western region locations to be developed by the end of 2001.

The Company believes that it has sufficient resources to support its operations for the next twelve to eighteen months. However, without realizing revenues, the Company will eventually face financial difficulties and may need to raise additional capital. It is the intent of the Company, in the next twelve months, to generate revenues sufficient to operate and grow as a going concern.

C.Segment Data

As of March 31, 2001, the Company has generated no sales revenue.
Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.   Description of Property

A.Description of Property

The Company's principal offices are located at 500 North Rainbow Blvd, Suite 300, Las Vegas, NV 89107, telephone: (503) 646-6134. The Company is leasing the office space pursuant to an agreement that expires in January 2002. The agreement is subject to automatic annual renewal unless explicitly terminated by the parties. The monthly lease payment is approximately $135. The Company believes that this arrangement is suitable given the limited nature of the Company's current operations, and also believes that the Company will not need to lease additional administrative offices in the next twenty-four (24) months. There are currently no proposed programs for the renovation, improvement or development of the facilities currently used by the Company.

As of the date of this Registration Statement, the Company has no retail locations. As the Company moves forward with its business plan, it is likely to acquire/lease real estate lots and properties for its retail operations. However, at this time, the Company has no plans for developing retail locations to disclose.

B.Investment Policies

Management of the Company does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.    Security Ownership of Certain Beneficial  Owners  and
Management

A.Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company by (i) each director, (ii) each executive officer, (iii) the directors and officers of the Company as a group, (iv) and each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

Title of Class    Name of Beneficial Owner  Number of       % of
                                             Shares        Class
-----------------------------------------------------------------
Common Stock       Ronald A. Davis,        1,083,500       30.20%
                   President and CEO,
                   Director(1)

Common Stock       Ronald G. Brigham,        541,750       15.10%
                   COO, Director(1)

Common Stock       Christopher R. Secreto,   541,750       15.10%
                   Director(1)

Common Stock       Arrowhead Capital         400,000       11.15%
                   Management Group(2)
-----------------------------------------------------------------
Common Stock       Officers and            2,567,000       71.55%
                   Directors as a Group

Common Stock       GoPublicToday.com(3)      250,000        6.97%


Footnotes:

(1).    The address of officers and directors in the table is c/o
  Blue Star Coffee, Inc., 500 North Rainbow Blvd, Suite 300,  Las
  Vegas, NV 89107.

(2)     Ronald  A.  Davis, President, CEO, and  Director  of  the
  Company  is  also the principal of Arrowhead Capital Management
  Group.   The address of Arrowhead Capital Management  Group  is
  P.O. Box 681, Portland, OR 97207.

(3)      Stephen  Brock,  an  individual  unaffiliated  with  the
  Company,   controls   GoPublicToday.com.    The   address    of
  GoPublicToday.com is 1701 Valmora Street, Las Vegas, NV 89102.

B.Change in Control

No arrangements exist that may result in a change of control of Blue Star.

Item 5.   Directors and Executive Officers, Promoters and Control
          Persons

A.Directors, Executive Officers and Significant Employees

The names, ages, and positions of the Company's directors, executive officers, and significant employees are as follows:


NAME                   AGE  POSITION             DIRECTOR SINCE
--------------------------------------------------------------------
Ronald A. Davis         56  President and CEO,  Inception (July 2000)
                            Director

Ronald G. Brigham       47  COO, Director       Inception (July 2000)

Christopher R. Secreto  39  Director               August 2, 2000


Ronald A. Davis, President & CEO, Director, was formerly a business consultant specializing in financial advisory services to startup and early stage companies. His extensive experience in real estate development (where he developed multi-million dollar projects) has been invaluable in implementing the Company's expansion plans. Prior to joining the Company, he held positions with Goldman Sachs & Dean Witter & Co. He earned a Bachelor's of Science Degree in Management and a Master's of Business Administration from the University of Southern California.

Ronald G. Brigham, COO, Director, has over 30 years of operations experience in the fast food and espresso industries. Under his direction, the existing store sales at Caffee Diva, another kiosk concept coffee specialty stop, increased over 75%. Mr. Brigham implemented an MIS system integrating Caffee Diva's store level operations into corporate systems. He also streamlined menu offerings, which increased sales volumes and resulted in faster service to the consumer. Previously, Mr. Brigham was a District Manager with Coffee People and Director of Operations with McDonald's. He managed multiple franchisees and implemented corporate systems. He received his Bachelor of Science degree from the University of Oregon.

Christopher R. Secreto, Director, has been President of Newport Advisors, Inc. and its predecessor since 1995. Through Newport Advisors, Inc., a merchant and investment banking boutique engaged in raising capital for small and midsize public and private companies, Mr. Secreto advises companies on mergers and acquisitions, asset sales and divestitures, balance sheet restructuring, and public market awareness. For five years, Mr. Secreto worked as a portfolio manager and trader for a $100 million hedge fund dedicated to private equity investments and open market securities trading. During his tenure, the fund completed in excess of 100 private equity investments. Mr. Secreto was also a financial analyst at a major industrial company and began his financial career as a financial consultant at Merrill Lynch. He holds a Bachelor's of Arts in Business Administration with an emphasis on marketing and finance.

B.Family Relationships

None.

C.Involvement  on Certain Material Legal Proceedings  During  the
  Last Five Years

No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.   Executive Compensation

A.Remuneration of Directors, Executive Officers, and  Significant
  Employees


NAME                     POSITION                    COMPENSATION
-----------------------------------------------------------------
Ronald A. Davis          President and CEO, Director     None
Ronald G. Brigham        COO, Director                   None
Christopher R. Secreto   Director                        None


As of the date of this Registration Statement, no salary has been paid to the Company's officers and directors. The Company does not anticipate paying its officers and directors salaries or other compensation until it can generate a sufficient cash flow. In this sense, if the Company does not generate any sales, no compensation will be paid.

In the future, the Board of Directors may set annual bonuses based on profitability and performance of the Company.

B.Employment Contracts

The Company has no employment agreements with any of its officers or directors.

Item 7.   Certain Relationships and Related Transactions

Ronald A. Davis, President, CEO, and Director of the Company is also the principal of Arrowhead Capital Management Group. On September 21, 2000, Blue Star issued 400,000 shares of $0.001 par value common stock to Arrowhead Capital Management Group in exchange for services rendered in the amount of $49,600. Shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

Item 8.   Description of Securities

The Company, a Nevada corporation, is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value. The Company has currently issued approximately 3,587,787 shares of Common Stock to approximately eighty-nine (89) shareholder of record, including officers, directors, and employees of the Company and unaffiliated private investors. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. All of the shares of Common Stock, now outstanding are fully paid and non-assessable; and (v) the holders of Common Stock have no conversion, preemptive or other subscription rights. There is no cumulative voting for the election of directors.

The Company is also authorized to issue 5,000,000 shares of Preferred Stock, $0.001 par value. As of March 31, 2001, no shares of Preferred Stock are issued and outstanding.

                             Part II

Item 1.Market  Price of and Dividends on the Registrant's  Common
       Equity and Related Stockholder Matters

A.Market for the Registrant's Equity

The Company's equity is currently not traded on any public market and there has been no trading market to date. As of March 31, 2001, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future.

B.Outstanding  Options,  Conversions,  and  Planned  Issuance  of
  Common Stock

As of March 31, 2001, there are no outstanding options, conversions, or planned issuances of common stock of the Company.

C.Security Holders

The Company has currently issued approximately 3,587,787 shares of Common Stock to approximately eighty-nine (89) shareholder of record.

D.Securities that Could Be Sold Pursuant to Rule 144

There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

E.Dividends

To the date of this Registration Statement, the Company has not declared nor paid any dividends on its Common Stock.

As of the date of this Registration Statement, the Company does not have a formal dividend policy.

F.Transfer Agent and Registrar

The  Transfer Agent for the shares of common voting stock of  the
Company is Shelley Godfrey, Pacific Stock Transfer Company,  5844
S. Pecos, Suite D, Las Vegas, Nevada 89120, (702) 361-3033.

Item 2.   Legal Proceedings

As of the date of this Registration Statement, the Company is not and  has  not  been  a  party  to any  pending  legal  proceeding
involving  any  private  party  or  federal,  state,   or   local
authority.

Item 3.   Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of Blue Star resigned (or declined to stand for re-election) or was dismissed. To the best of management's knowledge, no disagreements exist between Blue Star and its principal accountant.

Item 4.   Recent Sale of Unregistered Securities

The  Company  was incorporated in Nevada on July 28,  2000.   The
Company  is  authorized to issue 20,000,000 shares of its  $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On  July  29,  2000, the Company issued 2,167,000 shares  of  its
$0.001 par value common stock to the three company founders as follows:

- Blue Star issued to Ronald Davis 1,083,500 shares of common stock for cash in the amount of $29,016.
- Blue Star issued to Ronald Brigham 541,750 shares of common stock for cash of $542.
- Blue Star issued to Christopher Secreto 541,750 shares of common stock for cash of $542.

All founders' shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

On July 29, 2000, Blue Star issued 150,000 shares of $0.001 par value common stock to GoPublicToday.com, Inc., in exchange for services rendered in the amount of $22,500. The shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

On September 21, 2000, Blue Star issued 100,000 shares of $0.001 par value common stock to GoPublicToday.com, Inc. in exchange for a non-interest baring balloon note totaling $10,000, which was due and payable on March 21, 2001. The note was extended until September 21, 2001. The shares were issued in accordance with
Section 4(2) of the Securities Act of 1933.

On September 21, 2000, Blue Star issued 400,000 shares of $0.001 par value common stock to Arrowhead Capital Management Group in exchange for services rendered in the amount of $49,600. Shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

On January 3, 2001, the State of Nevada issued a permit to Blue Star to sell securities pursuant to registration by qualification in the state. The offering was exempt from federal registration pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended. On March 30, 2001, Blue Star closed that offering, in which it sold a total of 770,787 shares of its $0.001 par value common stock at $0.15 per share for cash in the amount of $115,619.

There have been no other issuances of common stock or preferred stock.

Item 5.   Indemnification of Directors and Officers

The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            Part F/S

Item 1.   Financial Statements

The following documents are filed as part of this report:

Independent Auditors' Report                                  F-1

Balance Sheet                                                 F-2

Statement of Operations                                       F-3

Statement of Stockholder's Equity                             F-4

Statement of Cash Flows                                       F-5

Notes to Financial Statements                                 F-6

                     BLUE STAR COFFEE, INC.

                  (A DEVELOPMENT STAGE COMPANY)

                  AUDITED FINANCIAL STATEMENTS

                         MARCH 31, 2001

                            CONTENTS


INDEPENDENT AUDITORS' REPORT                               1


FINANCIAL STATEMENTS:

  Balance Sheets                                           2


  Statements of Operations and Accumulated Deficit         3


  Statement of Changes in Stockholders' Equity             4


  Statements of Cash Flows                                 5


NOTES TO FINANCIAL STATEMENTS                            6-9

                  INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Blue Star Coffee, Inc.:

We have audited the accompanying balance sheets of Blue Star Coffee, Inc. (A Development Stage Company) as of March 31, 2001 and September 30, 2000 and the related statements of operations, accumulated deficit, changes in stockholders' equity, and cash flows for the periods October 1, 2000 to March 31, 2001 and July 28, 2000 to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Star Coffee, Inc. (a development stage company) as of March 31, 2001 and September 30, 2000, and the result of its operations and its cash flows for the periods October 1, 2000 to March 31, 2001 and July 28, 2000 to March 31, 2001, in accordance with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in
Note 7 to these financial statements, the Company has had limited operations and has not established a long-term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to this issue is also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                              /s/ Chavez & Koch, CPA's, Ltd.

                                  Chavez & Koch, CPA's, Ltd.

April 30, 2001
Henderson, Nevada

                              BLUE STAR COFFEE, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
                   AS OF MARCH 31, 2001 AND SEPTEMBER 30, 2000


                                                       3/31/01          9/30/00
                                                      -------------------------
ASSETS

  CURRENT ASSETS:

    Cash                                              $119,128         $20,907

    Stock subscriptions receivable                      10,000          10,000

    Stockholder receivable                               5,000           5,000

    Prepaid expenses                                    36,250          76,184
                                                      -------------------------
  Total current assets                                 170,378         112,091
                                                      -------------------------
TOTAL ASSETS                                          $170,378        $112,091
                                                      =========================
LIABILITIES AND STOCKHOLDERS' EQUITY

  STOCKHOLDERS' EQUITY:

    Common stock; 20,000,000 authorized;
    3,587,787 and 2,817,000 issued and
    outstanding as of March 31, 2001
    and September 30, 2000, respectively;
    Par value of $.001                                   3,588           2,817

    Preferred stock; 5,000,000 authorized;
    None issued and outstanding; Par value
    of $.001

    Additional paid in capital                         224,231         109,383

    Accumulated deficit in development stage           (57,441)           (109)
                                                      -------------------------
  Total stockholders' equity                           170,378          112,091
                                                      -------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $170,378         $112,091
                                                      =========================

           The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these
                   Balance Sheets. - Chavez & Koch,CPA's, Ltd.

                           BLUE STAR COFFEE, INC.
                        (A Development Stage Company)
              STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                 FROM OCTOBER 1, 2000 TO MARCH 31, 2001 AND
                      FROM INCEPTION TO MARCH 31, 2001

                                                   10/1/00 to   Inception to
                                                    3/31/01        3/31/01
                                                   --------------------------
REVENUES                                               $     -       $     -

COST OF REVENUES                                             -             -
                                                   --------------------------
Gross Profit                                                 -             -

EXPENSES:

 General and administrative                             57,332        57,441
                                                   --------------------------
 Total expenses                                         57,332        57,441
                                                   --------------------------
Loss before taxes                                      (57,332)      (57,441)

Income tax expense                                           -             -
                                                   --------------------------
NET LOSS                                               (57,332)      (57,441)

ACCUMULATED DEFICIT, Beginning of period                  (109)            -

ACCUMULATED DEFICIT, End of period                     (57,441)      (57,441)

Weighted average number of shares outstanding
from October 1,2000 through March 31, 2001 and
from inception through March 31, 2001,
respectively                                         2,825,470     2,713,510

Net loss per share                                     $ (.020)      $ (.021)


           The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these
                   Balance Sheets. - Chavez & Koch,CPA's, Ltd.

                               BLUE STAR COFFEE, INC.
                            (A Development Stage Company)
                    STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                          FROM INCEPTION TO MARCH 31, 2001

                                  Common Stock   Add'l Paid             Total
                                                 In Capital/ Income    Stock-
                              ------------------Subscribed Accumulated holders'
                                Shares     Value   Stock    Dev Stage   Equity
                              -------------------------------------------------
Issued for cash
---------------
July 29, 2000                 #2,167,000   $2,16  $27,933     $-       $30,100

Issued for Prepaid Expenses
---------------------------
July 29, 2000                    150,000     150   22,350      -        22,500

Subscribed Stock
----------------
September 21, 2000               100,000     100    9,900      -        10,000

Issued for Prepaid Expenses
---------------------------
September 21, 2000               400,000     400   49,200      -        49,600

Net Loss
--------
September 30, 2000                     -       -        -   (109)         (109)
                              -------------------------------------------------
Total
-----
September 30, 2000             2,817,000   2,817  109,383   (109)      112,091

Issued for cash
---------------
March 30, 2001                   770,787     771  114,848      -       115,619

Net Loss
--------
March 31, 2001                         -      -        - (57,332)      (57,332)
                              -------------------------------------------------
Total
-----
March 31, 2001                #3,587,787  $3,588  $224,231 $(57,441)  $170,378
                              =================================================


           The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these
                   Balance Sheets. - Chavez & Koch,CPA's, Ltd.

                               BLUE STAR COFFEE, INC.
                            (A Development Stage Company)
                               STATEMENT OF CASH FLOWS
                     FROM OCTOBER 1, 2000 TO MARCH 31, 2001 AND
                          FROM INCEPTION TO MARCH 31, 2001


                                               10/1/00 to          Inception
                                                 3/31/01           to 3/31/01
                                               ------------------------------
CASH FLOWS FROM OPERATING ACTIVITES:

Net loss                                       $(57,332)            $(57,441)

  Adjustments to reconcile net loss to net cash from operating activities:

    Decrease in prepaid expenses                 39,934               25,850
                                               ------------------------------
Net Cash Used in Operating Activities           (17,398)             (31,591)
                                               ------------------------------
CASH FLOWS FROM FINANCING ACTIVITES:

    Advances to stockholder                          -                 5,000

    Stock issuance                              115,619              145,719
                                               ------------------------------
Net Cash Provided in Financing Activities       115,619              150,719
                                               ------------------------------
NET INCREASE IN CASH                             98,221              119,128

CASH, BEGINNING OF PERIOD                        20,907                    -
                                               ------------------------------
CASH, END OF PERIOD                             119,128              119,128
                                               ==============================
SUPPLEMENTAL INFORMATION:

Interest paid                                  $      -             $      -
                                               ==============================
Taxes paid                                     $      -             $      -
                                               ==============================


           The accompanying independent auditors' report and the notes to financial statements should be read in conjunction with these
                   Balance Sheets. - Chavez & Koch,CPA's, Ltd.

                         BLUE STAR COFFEE, INC.
                         ----------------------
                     (A Development Stage Company)
                     -----------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------
                            MARCH 31, 2001
                            --------------


NOTE 1-ORGANIZATION AND PURPOSE

     Organization and Purpose
     ------------------------

     Blue Star Coffee, Inc. (a Nevada corporation) was incorporated in the state of Nevada on July 28, 2000. The Company has been organized for the purpose of roasting and selling specialty coffee beans for its retail drive-through and wholesale customers. The Company also plans to sell brewed coffee, espresso-based beverages such as cappuccinos, lattes, mochas and espressos and various blended drinks through company-owned retail locations and franchised retail locations. In addition the Company plans to establish wholesale accounts with businesses and restaurant chains. The Company has had little revenue generating operations to date, and therefore, in accordance to Statement on Financial Accounting Standards number 7, the Company is considered a development stage company.


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting
     -------------------

     Blue Star Coffee, Inc.'s policy is to prepare its financial statements on the accrual basis of accounting. The fiscal year end is December 31.

     Cash and Cash Equivalents
     -------------------------

     Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

     Summary of Non-Cash Transactions
     --------------------------------

     There were non-cash transactions which are discussed in Notes 3, 5 and 6.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

                      BLUE STAR COFFEE, INC.
                      ----------------------
                  (A Development Stage Company)
                  -----------------------------
            NOTES TO FINANCIAL STATEMENTS (Continued)
            -----------------------------------------
                         MARCH 31, 2001
                         --------------


NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Income Taxes
     ------------

     Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Company has no tax deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Company has no material temporary timing differences that give rise to these tax assets and liabilities.

     Advertising
     -----------

     Advertising costs are to be expensed when incurred.
     Advertising expenses from inception to March 31, 2001 are $0.

     Reclassifications
     -----------------

     Certain reclassifications have been made to the financial statements as of September 30, 2000 to conform to the presentation of the financial statements as of March 31, 2001.


NOTE 3 - STOCK SUBSCRIPTIONS RECEIVABLE

     On September 21, 2000, the Company issued 100,000 shares in exchange for a note receivable of $10,000. The amount has been determined to be payable within 12 months, therefore no interest has been imputed.


NOTE 4 - STOCKHOLDER RECEIVABLE

     The company advanced $5,000 to one of its stockholders. The amount has been determined to be payable within 12 months, therefore no interest has been imputed.


NOTE 5 - PREPAID EXPENSES

     The prepaid expenses of $76,184 at September 30, 2000 consists of consulting fees associated with future services to help the Company develop a business plan and establish its organization and infrastructure. On September 21, 2000, a stockholder contributed $45,000 of the prepaid expenses in exchange for stock. Another stockholder has promised to provide future services valued at $22,500 in exchange for 150,000 shares of stock. All of the shares related to the prepaid expenses have been issued to the stockholders as of September 30, 2000. These prepaid expenses will be expensed as the

                      BLUE STAR COFFEE, INC.
                      ----------------------
                  (A Development Stage Company)
                  -----------------------------
            NOTES TO FINANCIAL STATEMENTS (Continued)
            -----------------------------------------
                         MARCH 31, 2001
                         --------------


NOTE 5 - PREPAID EXPENSES (Continued)

     related work is performed. For the period October 1, 2000 through March 31, 2001, $39,934 of the consulting fees were earned and expensed.


NOTE 6 - STOCKHOLDERS' EQUITY

     A chronological history of Stockholders' Equity is as follows:

     July 28, 2000 - The Company incorporated in Nevada. The
     Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

     July 29, 2000 - The Company issued 2,167,000 shares to the three company founders as follows:

          The Company issued to Ronald Davis 1,083,500 shares of $0.001 par value common stock in exchange for cash in the amount of $29,016. Of the total amount received, $1,084 is considered common stock and $27,933 is considered additional paid-in capital.

          The Company issued to Ronald Brigham 541,750 shares of $0.001 par value common stock in exchange for cash in the amount of $542 of which $542 is considered common stock and there is no additional-paid-in-capital.

          The Company issued to Christopher Secreto 541,750 shares of $0.001 par value common stock in exchange for cash in the amount of $542 of which $542 is considered common stock and there is no additional-paid-in-capital.

     All of these shares were issued in accordance with Section
     4(2) of the Securities Act of 1933.

     July 29, 2000 - The Company issued 150,000 shares of $0.001 par value common stock to GoPublicToday, Inc. in exchange for services (prepaid expenses) rendered in the amount of $22,500. Of the total received, $150 is considered common stock and $22,350 is considered additional paid-in capital. Shares issued in accordance with Section 4(2) of the Securities Act of 1933.

     September 21, 2000 - The Company issued 100,000 shares of $0.001 par value common stock to GoPublicToday, Inc. in exchange for a non-interest baring balloon note totaling $10,000, which was due and payable on March 21, 2001. Of the total received, $100 is considered common stock and $9,900 is considered additional paid-in capital. The note

                      BLUE STAR COFFEE, INC.
                      ----------------------
                  (A Development Stage Company)
                  -----------------------------
            NOTES TO FINANCIAL STATEMENTS (Continued)
            -----------------------------------------
                         MARCH 31, 2001
                         --------------


NOTE 6 - STOCKHOLDERS' EQUITY (Continued)

     was extended until September 21, 2001. Shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

     September 21, 2000 - The Company issued 400,000 shares of $0.001 par value common stock to Arrowhead Capital Management in exchange for services rendered in the amount of $49,600. Of the total received, $400 is considered common stock and $49,200 is considered additional paid-in capital. Shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

     January 3, 2001 -- The State of Nevada issued a permit to the Company to sell securities pursuant to the Company's application for registration by qualification of an offering of Common Stock in the state.

     March 30, 2001 - The Company closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 770,787 shares of its $0.001 par value common stock at $0.15 per share to outside investors. Of the total number of shares, 770,787 shares were issued in exchange for cash in the amount of $115,619, net of offering costs in the amount of $12,898 of which $11,492 was commission and $1,406 was for related expenses. Of the total cash received, $116 is considered common stock and $115,503 is considered additional paid-in capital. There have been no other issuances of common stock or preferred stock. The Company sold all 770,787 shares of its common stock to approximately 84 unaffiliated shareholders, none of whom were/are officers.

     March 31, 2001 - The Company had 3,587,787 shares of Common issued and outstanding, held by 89 shareholders of record.


NOTE 7 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a 504 State Registered Offering.


NOTE 8 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock that are not disclosed in the equity section of the balance sheet.

                            Part III

Item 1.   Index to Exhibits

Exhibit
Number    Name and/or Identification of Exhibit

1.        Underwriting Agreement
          None.  Not applicable.

2         Plan of Acquisition, Reorganization, Arrangement,
          Liquidation, or Succession
          None.  Not applicable.

3.        Articles of Incorporation & By-laws
          (a)  Articles of Incorporation of the Company filed
               July 28, 2000.
          (b)  By-laws of the Company adopted August 2, 2000.

4.        Instruments Defining the Rights of Security Holders
          No instruments other than those included in Exhibit 3.

5.        Opinion on Legality
          Not applicable.

6.        No Exhibit Required

7.        No Exhibit Required

8.        Opinion on Tax Matters
          Not applicable.

9.        Voting Trust Agreement and Amendments
          None.

10.       Material Contracts
          Office lease agreement.

11.       Statement Re Computation of Per Share Earnings
          None. Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.       No Exhibit Required

13.       Annual or Quarterly Reports - Form 10-Q
          Not applicable.

14.       No Exhibit Required

15.       Letter on Unaudited Interim Financial Information
          Not applicable

16.       Letter on Change in Certifying Accountant
          None.  Not applicable.

17.       Letter on Director Resignation

          Not applicable.

18.       Letter on Change in Accounting Principles
          Not applicable.

19.       Reports Furnished to Security Holders
          Not applicable.

20.       Other Documents or Statements to Security Holders
          Not applicable.

21.       Subsidiaries of Small Business Issuer
          None.

22.       Published Report Regarding Matters Submitted to Vote of
          Security Holders
          Not applicable.

23.       Consent of Experts and Counsel
          Not applicable.

24.       Power of Attorney
          None.  Not applicable.

25.       Statement of Eligibility of Trustee
          Not applicable.

26.       Invitations for Competitive Bids
          Not applicable.

27.       Financial Data Schedule
          Not required.

28.       No exhibit required

99.       Additional Exhibits
          None.

Item 2.   Description of Exhibits

Exhibit
Number    Description of Exhibit

3.        Articles of Incorporation & By-laws
          (a)  Articles of Incorporation of the Company filed
               July 28, 2000.
          (b)  By-laws of the Company adopted August 2, 2000.

10.       Material Contracts
          Office lease agreement.

                           SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                     Blue Star Coffee, Inc.
-----------------------------------------------------------------
                          (Registrant)


Date:    May 8, 2001

By:  /s/ Ronald Davis

         Ronald Davis, President & CEO

By:  /s/ Ronald G. Brigham

         Ronald G. Brigham, COO